VBL Therapeutics Announces Year End 2017 Financial Results

Conference Call and Webcast at 8:30am Eastern Time

TEL AVIV, ISRAEL, March 15, 2018 — VBL Therapeutics (Nasdaq: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announced financial results for the quarter and year-ended December 31, 2017 and provided a corporate update.

“VBL has more than $50 million in cash, which will enable us to continue the development of VB-111 and our promising pipeline through 2020,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “We intend to continue the ongoing OVAL trial, our Phase 3 potential registration trial in platinum-resistant ovarian cancer, in collaboration with the GOG Foundation. We intend to add an interim analysis for evidence of efficacy signal in our OVAL trial, sooner than in our original plan. We expect that the interim readout may be available during the first half of 2019”.

“Beyond VB-111, we have a strong pipeline, including our exciting MOSPD2 program for oncology and inflammatory indications. We intend to present new data from this program in oncology as a late-breaking news at the forthcoming American Academy of Cancer Research (AACR) meeting in April 2018”.

Fourth Quarter and Recent Corporate Highlights:

●	Reported top-line results from its pivotal Phase 3 GLOBE study in patients with rGBM which was designed to evaluate VB-111 in combination with bevacizumab (Avastin®), compared with bevacizumab alone.

○	The study did not meet its pre-specified primary endpoint of overall survival (OS) or secondary endpoint progression-free-survival (PFS).

●	Announced the initiation of the Phase 3 potential registration trial, OVAL, studying VB-111 in platinum-resistant ovarian cancer.

○	The OVAL study has been designed to enroll up to 350 adult patients at approximately 70 clinical sites in the U.S. and Israel. Patients are being randomized 1:1 to VB-111 in combination with chemotherapy, or chemotherapy alone. The primary endpoint is overall survival.

○	The study is being conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecology malignancies.

○	The European Medicines Agency (EMA) designated VB-111 as an “orphan medicinal product” for the treatment of ovarian cancer in October 2017.

●	Signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers: 4571) for the development, commercialization and supply of VB-111 in Japan.

○	In February 2018, VBL received a milestone payment in relation to this agreement.

●	Opened new gene therapy manufacturing plant in Modiin, Israel.

○	The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated ones in the world (20,000 sq. ft.).

○	The facility was constructed with the support of the Israel Innovation Authority of the Ministry of Economy.

●	Appointed David Hastings and Susan Kelley, M.D. to its Board of Directors.

●	In November 2017, raised $18.75 million in gross proceeds, before deducting the underwriting discounts and commissions and other estimated expenses, in a public offering of common stock.

Year Ended December 31, 2017 Financial Results

●	Revenues: In 2017 we recognized revenues of $13.8 million, generated from the licensing and development agreement with NanoCarrier.

●	Cash Position: At December 31, 2017, we had cash, cash equivalents and short-term bank deposits of $54.7 million and working capital of $50.9 million. We expect that our cash and cash equivalents and short-term bank deposits will enable us to fund our operating expenses and capital expenditure requirements through 2020.

●	R&D Expenses: Research and development expenses for the year ended December 31, 2017 were approximately $17.8 million, compared to approximately $12.4 million in the year ended December 31, 2016.

●	G&A Expenses: General and administrative expenses for the year ended December 31, 2017 were approximately $5.8 million, compared to approximately $3.8 million in the year ended December 31, 2016.

●	Comprehensive Loss: The Company reported a comprehensive loss for the year ended December 31, 2017 of $10.2 million, or ($0.37) per share, compared to a net loss of $16.0 million, or ($0.64) per share in the year ended December 31, 2016.

Conference Call

Thursday, March 15th @ 8:30am Eastern Time

Domestic:	877-222-6394
International:	703-925-2702
Conference ID:	7392936
Webcast:	https://edge.media-server.com/m6/p/y3srj89d

Replays, Available through March 29th:

Domestic:	855-859-2056
International:	404-537-3406
Conference ID:	7392936

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding projected cash resources and cash runway, the clinical development of ofranergene obadenovec (VB-111) and our other pipeline candidates, including our expectations for their therapeutic potential in the conditions in which they are being or may in the future be evaluated. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and that our product candidates that we are developing may not demonstrate success in clinical trials. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2017. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979

MEDIA CONTACT:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

(646) 627-8384

VASCULAR BIOGENICS LTD.

STATEMENTS OF FINANCIAL POSITION

	December 31
	2017	2016
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$6,694	$11,585
Short-term bank deposits	48,035	33,669
Trade receivables	2,000	—
Other current assets	1,729	1,320

TOTAL CURRENT ASSETS	58,458	46,574

NON-CURRENT ASSETS:
Property and equipment, net	7,128	687
Long-term prepaid expenses	103	13

TOTAL NON-CURRENT ASSETS	7,231	700

TOTAL ASSETS	$65,689	$47,274

Liabilities and equity
CURRENT LIABILITIES—
Accounts payable:
Trade	$3,058	$2,522
Other	3,465	2,266
Deferred revenue	1,046	—

TOTAL CURRENT LIABILITIES	7,569	4,788

NON-CURRENT LIABILITIES—
Severance pay obligations, net	128	86
Deferred revenue	2,092	—

TOTAL NON-CURRENT LIABILITIES	2,220	86

TOTAL LIABILITIES	9,789	4,874

COMMITMENTS
EQUITY:
Ordinary shares, NIS 0.01 par value; Authorized as of December 31, 2017 and 2016, 70,000,000 shares; issued and outstanding as of December 31, 2017 and 2016, 29,879,323 and 26,902,285 shares, respectively	57	50
Accumulated other comprehensive income	16	40
Additional paid in capital	221,055	197,400
Warrants	2,960	2,960
Accumulated deficit	(168,188)	(158,050)

TOTAL EQUITY	55,900	42,400

TOTAL LIABILITIES AND EQUITY	$65,689	$47,274

VASCULAR BIOGENICS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands
REVENUES	13,864	—	—
COST OF REVENUES	(340)	—	—

GROSS PROFIT	13,524	—	—
RESEARCH AND DEVELOPMENT EXPENSES, net	$17,770	$12,447	$11,198
MARKETING EXPENSES	562	—	—
GENERAL AND ADMINISTRATIVE EXPENSES	5,847	3,828	3,673

OPERATING LOSS	10,655	16,275	14,871

FINANCIAL INCOME	(544)	(285)	(100)
FINANCIAL EXPENSES	27	12	117

FINANCIAL EXPENSES (INCOME), net	(517)	(273)	17

LOSS FOR THE YEAR	10,138	16,002	14,888
OTHER COMPREHENSIVE LOSS (INCOME)—
Items that will not be reclassified to profit or loss—
Re-measurements of post-employment benefit obligation	24	5	(6)

COMPREHENSIVE LOSS	$10,162	$16,007	$14,882

	U.S. dollars
LOSS PER ORDINARY SHARE
Basic and diluted	$0.37	$0.64	$0.73

	Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING—
Basic and diluted	27,398,169	24,970,585	20,309,596